

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida

> **Re: Elysium Internet, Inc. (now known as TheDirectory.com, Inc.)**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed March 6, 2014**
> **File No. 000-31431**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2. However, we note that there is still reference to your status as an Emerging Growth Company on the cover page of your filing. Please revise to remove all references.

2.   We note your response to comment 4. To date we have not received the supplemental reports as indicated in your response. Please provide copies of the referenced reports with your response to this letter.

Item 2. Financial Information

Management Discussion and Analysis or Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 17

3. We note your response to comment 8. Please further expand upon the material terms of your credit facility. For example please explain what is meant by "[t]he credit facility may be drawn down, at the investor's discretion." Additionally, please provide what metrics are determinative regarding your ability to use the funds. Finally, please address any limitations imposed by the facility on additional borrowings.

Note 6- Intangible Assets, page F-9

4. Regarding your response to comment 17, clarify in Note 6 and explain to us the nature of the "digital assets" and how you use these assets in operating the websites and directories. In addition, please tell us your basis for concluding that these assets are non-amortizable in consideration of the guidance found in ASC 350-30-35.

Note 8- Contracts, page F-10

5. In your response to comment 18 you indicated that the company acquired a custom coded portal from Database Holding Group, LLC. In this regard, please tell us

    - the value of the intellectual property recorded;
    - how you determined the value of the property; and
    - the basis of your determination that the asset has an indefinite life.

Note 11- Notes Payable, page F-10

6. Revise your footnote disclosure so that the amounts tie directly with the similarly titled amounts reported in you balance sheet.

7. In addition, please tell us and disclose if interest was accrued in connection with the notes payable. If so, you should also disclose the interest rate and the amount accrued.

Note 9 - Asset Acquisition, page F-10

8. We note your response to comment 19. You indicated on page 4 that you include the acquisition of Hyper-Local ™ City Guide Network in your existing local search platform. You also indicated in your Form 10 filed on January 27, 2014, that the company "*acquired one of the largest online city guide networks in the world.*" during FY 2013. In that regard, please tell us

- whether the seller operated the Hyper-Local™ city Guide Network prior to the acquisition;
- whether the seller used the domain names in its business prior to the acquisition; and
- the amount of revenue recognized by the Company in FY 2013 after the acquisition.

In addition, please explain to us in detail your consideration of the guidance in ASC 805-10-55-4 through 805-10-55-9 when concluding that you did not acquire a business. For example, you should describe your consideration of whether a market participant would be able to conduct and manage a business using the assets acquired, pursuant to ASC 805-10-55-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Amy Trombly, Esq.